Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

IMMUNOCELLULAR THERAPEUTICS, LTD.

(Under Section 242 of the General Corporation Law of the State of Delaware)

ImmunoCellular Therapeutics, Ltd., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

FIRST. The name of the corporation is ImmunoCellular Therapeutics, Ltd.

SECOND. The date on which the Certificate of Incorporation of the corporation was originally filed with the Secretary of State of the State of Delaware is March 20, 1987.

THIRD. The board of directors of the corporation, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions to amend Section 1 of Article FOURTH so that, as amended, it shall be and read in full as follows:

“FOURTH

Section 1. Authorized Capital Stock. The Company is authorized to issue two classes of capital stock, designated Common Stock and Preferred Stock. The total number of shares of capital stock that the Company is authorized to issue is 26,000,000 shares, consisting of 25,000,000 shares of Common Stock, par value $0.0001 per share, and 1,000,000 shares of Preferred Stock, par value $0.0001 per share.

Effective as of 5:00 p.m., Eastern Time, on the date this Certificate of Amendment of Amended and Restated Certificate of Incorporation is filed with the Secretary of State of the State of Delaware, each forty (40) shares of Common Stock, par value $0.0001 per share, issued and outstanding shall, automatically and without any action on the part of the respective holders thereof, be combined into one (1) share of Common Stock, par value $0.0001 per share; provided, however, that the Company shall issue no fractional shares as a result of the actions set forth herein but instead shall pay to the holder of such fractional share a sum in cash equal to such fraction multiplied by the closing sale price of the Common Stock as reported on the NYSE MKT on the last business day before this Certificate of Amendment of Amended and Restated Certificate of Incorporation is filed with the Secretary of State of the State of Delaware.”

FOURTH. This Certificate of Amendment was duly adopted by the stockholders of the corporation in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the corporation has caused this Certificate to be signed by Andrew Gengos, its President and CEO, this 18th day of November, 2016.

ImmunoCellular Therapeutics, Ltd.

By:	/s/ Andrew Gengos
Name: Andrew Gengos
Title: President and CEO